August 14, 2017

Via E-mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: John Reynolds, Assistant Director

Office of Beverages, Apparel, and Mining

Re:	PAREXEL International Corporation
Preliminary Proxy Statement on Schedule 14A
Response dated August 10, 2017
File No. 000-21244

Dear Mr. Reynolds:

This letter is being submitted on behalf of our client, PAREXEL International Corporation (the “Company”), in response to comments contained in the letter dated August 11, 2017 from Brigitte Lippmann for John Reynolds, Assistant Director, Office of Beverages, Apparel, and Mining of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to (i) the Company’s Preliminary Proxy Statement on Schedule 14A that was filed on July 14, 2017 (the “Preliminary Proxy Statement”) and (ii) the Company’s letter to the Staff on August 10, 2017 (the “First Response Letter”) in response to the Staff’s letter dated August 8, 2017.

For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with responses immediately following such comment. In addition, attached hereto as Annex A for review by the Staff are various pages from the Preliminary Proxy Statement reflecting revisions to the Company’s disclosure, as marked against the updated Preliminary Proxy Statement pages submitted to the Staff in connection with to the First Response Letter. Page references in the responses refer to the pages in the Preliminary Proxy Statement, as first filed on July 14, 2017.

Background of the Merger, page 29

1.    We note your response to comment 1. Please identify the members of management that provided input to representatives of Goodwin during negotiations of the material merger agreement provisions. Also please describe the material negotiations relating to the executive officers’ ongoing roles, compensation and interest in the surviving company, including the modifications of existing severance packages as described on page 42.

Response to Comment No. 1:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure accordingly. Please see the revised disclosure in Annex A.

*        *        *

The undersigned, on behalf of the Company, hereby acknowledges that:

•	the Company and its management is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at 212-813-8824 or by email at AGoodman@goodwinlaw.com.

Sincerely,

/s/ Andrew H. Goodman
Andrew H. Goodman, Esq.

Cc:	Josef H. von Rickenbach

PAREXEL International Corporation

Douglas A. Batt

PAREXEL International Corporation

Stuart Cable

Goodwin Procter LLP

Annex A

The Board discussed the disclosure provided by Goldman Sachs that had been distributed to the Board on May 19, 2017 regarding certain relationships between Goldman Sachs and the parties that had submitted indications of interest. Representatives of Goodwin noted that Goldman Sachs carried out its customary procedures to provide this information. Representatives of Goodwin also informed the Board of the relationships disclosure that Chestnut Securities had previously communicated to Goodwin. The Board determined that those relationships would not impair the advice that either of Goldman Sachs or Chestnut Securities would provide to the Board.

On June 9, 2017, Mr. von Rickenbach had a call with the chief executive officer of Strategic 2, and generally discussed the status of discussions between the parties and their respective representatives. The conversation did not result in any specific proposals.

On June 9, 2017, Strategic 2’s outside counsel provided a revised draft of the merger agreement to Goodwin. From June 12 through June 17, 2017, representatives of Goodwin and Strategic 2’s outside counsel exchanged drafts and had discussions regarding the terms of the merger agreement. Representatives of Goodwin led these discussions with input from representatives of Company management, including the Company’s Chairman of the Board and Chief Executive Officer, Senior Vice President and General Counsel, and Vice President and Associate General Counsel, and representatives of Goldman Sachs. They also had the benefit from time to time of the views of the independent directors at the Board meetings described below.

On June 9, 2017, Strategic 3’s outside counsel provided a revised draft of the merger agreement to Goodwin. From June 12 through June 19, 2017, representatives of Goodwin and Strategic 3’s outside counsel exchanged drafts and had discussions regarding the terms of the merger agreement. Representatives of Goodwin led these discussions with input from representatives of Company management, including the Company’s Chairman of the Board and Chief Executive Officer, Senior Vice President and General Counsel, and Vice President and Associate General Counsel, and representatives of Goldman Sachs. They also had the benefit from time to time of the views of the independent directors at the Board meetings described below.On June 12, 2017, the Company and Strategic 3 entered into a confidentiality agreement to facilitate the Company’s reverse due diligence, which was in anticipation of Strategic 3 submitting a revised proposal containing an equity component. Also on that day, Company management held a meeting with Strategic 3 management, in which Strategic 3 presented an overview of its business and operations.

On June 13, 2017, representatives of Goldman Sachs contacted a representative of Pamplona to confirm Pamplona’s continued interest in participating in the strategic process. The conversation did not result in any specific proposals.

On June 14, 2017, Strategic 2 and Strategic 3 presented revised non-binding written proposals. Strategic 2’s revised proposal was at a price of $85.25 per share, payable in a combination of 85% cash and 15% in Strategic 2’s common stock. Strategic 3’s revised proposal was at a price of $86.00 per share, payable in a combination of 85% cash and 15% in Strategic 3’s common stock. Strategic 2 indicated that it had completed all of its due diligence and Strategic 3 indicated that its diligence review could be completed within hours of it being provided with certain materials. On June 14, 2017, the closing price for the Company’s common stock was $83.43 per share.

On June 15, 2017, the Company and Strategic 2 entered into a confidentiality agreement to facilitate reverse due diligence, which was in response to Strategic 2’s June 14, 2017 proposal containing an equity component. Also on that day, Company management held a meeting with Strategic 2 management, in which Strategic 2 presented an overview of its business and operations.

On June 15, 2017, Mr. von Rickenbach had a call with the chief executive officer of Strategic 3 and generally discussed the status of discussions between the parties and their respective representatives. The conversation did not result in any specific proposals.

On June 15, 2017, representatives of Strategic 3’s financial advisor confirmed to representatives of Goldman Sachs that Strategic 3 would need to review certain customer-related and operational information before Strategic 3 would be prepared to enter into a binding merger agreement with the Company.

On June 18, 2017, a representative of Pamplona contacted representatives of Goldman Sachs and indicated that Pamplona may be able to increase its per share offer price. Representatives of Goldman Sachs indicated that the Board had concluded that Pamplona’s last written proposal was insufficient and that the Board was focused on a proposal from another party.

On June 18, 2017, the Board held a meeting to discuss the status of the negotiations with Strategic 2, Strategic 3 and Pamplona. Representatives of the Company’s financial and legal advisors were in attendance. Representatives of Goldman Sachs reviewed with the Board the latest discussions with each of the parties. Representatives of Goodwin again reviewed with the Board the unresolved issues raised in the latest draft of the merger agreement provided by Strategic 3. Representatives of Goldman Sachs discussed with the Board certain financial aspects of Strategic 3’s $87.50 per share proposal, advising the Board that Strategic 3’s financial advisor had indicated to Goldman Sachs that this was Strategic 3’s best and final offer and that Strategic 3 was prepared to move expeditiously to negotiate and sign a definitive merger agreement.

The Board discussed Strategic 3’s $87.50 per share offer in the context of the Company’s strategic alternatives, including continuing as a standalone company. The Board discussed the advantages and risks of the proposed transaction with Strategic 3, including, among other things, whether the offer price of $87.50 per share represented an attractive valuation of the Company for shareholders when considered in light of the Board’s knowledge and understanding of the business, operations, management, financial condition and prospects of the Company, including the various challenges presented if the Board were to reject the offer and the Company were to continue as a standalone company.

Based on the discussion at this meeting and the previous meeting, the Board did not believe that Strategic 3 would improve upon its $87.50 offer and that asking again for improvement on this offer would put at risk the ongoing negotiations with Strategic 3 to finalize the terms of the merger agreement. Based on the discussion at this meeting and the earlier Board discussions, the Board concluded that Strategic 3’s $87.50 per share offer would, if consummated, provide greater certainty of value (and less risk) to the Company’s shareholders relative to the potential trading price of the Company shares over a longer period after accounting for the long-term risks to the Company’s business resulting from operational execution risk and evolving industry dynamics. After considering the Company’s strategic alternatives to a potential transaction with Strategic 3 and the Company’s ability to continue as a standalone company, the Board instructed Goodwin to work with counsel to Strategic 3 to finalize the merger agreement. The Board instructed Mr. von Rickenbach to have a discussion with the chief executive officer and the chairman of the board of directors of Strategic 3 to also attempt to resolve any remaining issues on the merger agreement.

The independent directors then met in executive session to continue discussions. Representatives of Locke Lord were in attendance. Following further discussion, the independent directors determined that the Company’s senior management and its advisors should work as expeditiously as possible to finalize the merger agreement and related documents with Strategic 3. The independent directors also instructed Goldman Sachs to contact Strategic 3’s financial advisor and indicate that the Board had directed its advisors to expeditiously finalize a transaction with Strategic 3. A representative of Locke Lord relayed these instructions to representatives of Goodwin and Goldman Sachs.

Later in the evening of June 18, 2017, Goodwin provided a revised draft of the merger agreement to Strategic 3’s outside counsel. Representatives of Goldman Sachs contacted Strategic 3’s financial advisor to schedule a meeting between the senior management teams of the Company and Strategic 3 to finalize any remaining open points on the merger agreement to expeditiously finalize the transaction with Strategic 3.

Early in the morning of June 19, 2017, a representative of Pamplona contacted representatives of Goldman Sachs and indicated that Pamplona would be willing to increase its offer price to $88.00 per share or more, subject to finalizing the draft merger agreement. Representatives of Goldman Sachs indicated that the Board was focused on a proposal from another party because Pamplona’s last written proposal was insufficient. In response to Pamplona’s request, the Company’s advisors provided a revised draft of the merger agreement to Pamplona, which draft had been previously prepared by Goodwin, with input from representatives of Company management, including the Company’s Chairman of the Board and Chief Executive Officer, Senior Vice President and General Counsel, and Vice President and Associate General Counsel, and representatives of Goldman Sachs, following receipt of Pamplona’s May 16, 2017 revised draft of the merger agreement. Goodwin also received from time to time the views of the independent directors at the Board meetings described below.

Later in the morning on June 19, 2017, representatives of Goodwin and Strategic 3’s outside counsel had a call to finalize the merger agreement. Also on the morning of June 19, 2017, Mr. von Rickenbach and members of the Company’s senior management had a call with members of senior management of Strategic 3 to discuss the remaining open points on the merger agreement, which points were not resolved during the call.

Later in the day on June 19, 2017, Pamplona presented a revised written proposal to acquire the Company for a price of $88.00 per share. The proposal indicated that Pamplona was prepared to immediately negotiate a binding merger agreement and execute the merger agreement that night with an announcement prior to the open of the stock market on June 20, 2017. Shortly after submitting this written proposal, a representative of Pamplona contacted representatives of Goldman Sachs and presented a revised verbal offer of $88.10 per share. The representative indicated that this was Pamplona’s best and final offer and was conditioned on executing a merger agreement that night and announcing the transaction before the stock market opened on June 20, 2017 and that Pamplona would withdraw its offer if the Company were to seek bids from other parties to exceed it. Representatives of Goldman Sachs indicated that they would inform the Board of Pamplona’s $88.10 revised proposal. Pamplona also provided a revised draft of the merger agreement.

During the afternoon of June 19, 2017, the Board held a meeting to receive an update on discussions with Strategic 3 and to discuss Pamplona’s revised proposal. Representatives of the Company’s financial and legal advisors were in attendance. Representatives of Goldman Sachs reviewed the proposal from, and the latest discussions with, Strategic 3, and discussed with the Board Pamplona’s revised offer and the financial aspects of the offer price of $88.10 per share included in such revised offer.

Representatives of Goldman Sachs informed the Board that Pamplona had advised that this was Pamplona’s best and final offer, that this revised proposal was conditioned upon the parties reaching an agreement and executing a merger agreement that evening and announcing the agreement before the stock market opened the next day, and conditioned on the Company not seeking competing offers. Representatives of Goodwin informed the Board of the status of the draft merger agreement with Strategic 3. The Board discussed the proposal from Strategic 3. The Board then further discussed the advantages and risks of the proposed transaction with Pamplona that are described in “Recommendation of the Board and Reasons for the Merger” beginning on page 44 of this proxy statement. In light of these discussions, the Board concluded that Pamplona’s improved and final offer would, if consummated, provide greater certainty of value (and less risk) to the Company’s shareholders relative to the potential trading price of the Company’s shares over a longer period after accounting for the long-term risks to the Company’s business resulting from operational execution risk and evolving industry dynamics. After considering the Company’s strategic alternatives to the Pamplona transaction and the Company’s ability to continue as a standalone company and the terms of the proposal from Strategic 3, the Board concluded that Pamplona’s final proposal was the best alternative for the Company’s shareholders and directed the Company’s advisors to continue discussions with Pamplona in accordance with its final proposal, including confirming that the parties could be in a position to execute a merger agreement and related documentation in connection with Pamplona’s $88.10 per share proposal later in the day. The Board determined to meet again later in the day to further consider the status of the current proposals from Strategic 3 and Pamplona.

Following the meeting, throughout the remainder of June 19, 2017, representatives of Goodwin and Kirkland had various calls to negotiate the unresolved issues in the Pamplona merger agreement and related agreements. Representatives of Goodwin, with input from representatives of Company management, including the Company’s Chairman of the Board and Chief Executive Officer, Senior Vice President and General Counsel, and Vice President and Associate General Counsel, and representatives of Goldman Sachs and with the benefit of views of the independent directors provided at the Board meetings described in this section, and Kirkland exchanged drafts of the merger agreement and held various teleconferences to negotiate and finalize the merger agreement, the accompanying disclosure schedules, the equity commitment letter and the limited guarantee. The key issues negotiated in the draft merger agreement and related agreements included the scope of the representations and warranties, the Company’s obligations to cooperate with Pamplona’s debt financing efforts, the rights of the parties to terminate the transaction and related remedies, the limitation on Pamplona’s liability for monetary damages in connection with the proposed acquisition of the Company, the terms under which the Company could respond to unsolicited proposals, and the amount and conditions of payment by the Company of the company termination fee.

Later in the evening on June 19, 2017, after the stock market closed, the Board held a meeting to discuss the final terms of the proposed transaction with Pamplona and the status of discussions with Strategic 3. Representatives of the Company’s financial and legal advisors were in attendance. Representatives of Goldman Sachs and Goodwin provided an update on the discussions with Pamplona and Strategic 3 since the last Board meeting earlier in the day, including that negotiations with Pamplona were substantially complete. Representatives of Goodwin and Locke Lord reviewed the fiduciary duties of the Board in connection with a potential sale of the Company. Representatives of Goodwin provided an overview of the negotiation process to date with Pamplona’s representatives, as well as a presentation regarding the terms of the merger agreement and related agreements. The Board also discussed that to date, Pamplona had not had, and had not requested to have, discussions with Company management regarding their roles, compensation, retention or investment arrangements in connection with the proposed transaction other than the modifications to existing severance arrangements for certain members of the Company’s senior management (but not Mr. von Rickenbach) that are described in “Severance and Change in Control Provisions of Employment Arrangements” beginning on page 60 of this proxy statement. These modifications were negotiated by representatives of Goodwin with input from representatives of Company management, including the Company’s Senior Vice President and Chief Human Resources Officer, and Corporate Vice President, Compensation, Benefits & HRIS, and with the benefit of the views provided at the June 19, 2017 Board meetings by the independent directors. These modifications consisted of amendment of the severance arrangement with the Company’s Senior Vice President and General Counsel on terms consistent with the Company’s President and Chief Operating Officer (as described in “Severance and Change in Control Provisions of Employment Arrangements – Dr. Goldberg and Mr. Batt” beginning on page 61 of this proxy statement) and amendments to the severance arrangements with certain other executive officers of the Company (as described in “Severance and Change in Control Provisions of Employment Arrangements – Other Executive Officers” beginning on page 63 of this proxy statement). In these discussions, no specific terms or conditions of employment, including potential compensation, or any interest in the surviving corporation, were discussed.

At the meeting, representatives of Goldman Sachs presented to the Board Goldman Sachs’ financial analysis summarized below under “Opinion of PAREXEL’s Financial Advisor” and rendered the oral opinion of Goldman Sachs, subsequently confirmed by delivery of a written opinion dated June 19, 2017, to the board of directors to the effect that as of June 19, 2017 and based on and subject to the factors and assumptions set forth in the written opinion, the $88.10 in cash per share to be paid to the holders (other than Parent and its affiliates) of the shares of common stock of the Company pursuant to the Merger Agreement was fair from a financial point of view to such holders. After further discussing the advantages and risks of the proposed transaction that are described in “Recommendation of the Board and Reasons for the Merger” beginning on page 44 of this proxy statement, the Board unanimously adopted and declared the advisability of the Merger Agreement, and further declared that the Merger Agreement was in the best interests of the Company and its shareholders, and recommended that the Company’s shareholders approve the Merger Agreement.

Later on June 19, 2017, the parties finalized and executed the Merger Agreement and received executed final copies of the equity commitment letter and limited guaranty, and Pamplona provided debt financing commitment letters executed by Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and JPMorgan Chase Bank, N.A.

On the morning of June 20, 2017, before the stock market opened, the Company and Pamplona issued a joint press release announcing the execution of the Merger Agreement.

Recommendation of the Board and Reasons for the Merger

The Board has unanimously (1) approved and adopted the Merger Agreement, the merger and the other transactions contemplated thereby, (2) determined that the merger is in the best interests of the Company and its shareholders and (3) resolved to recommend that the Merger Agreement be approved by the Company’s shareholders at a shareholders’ meeting duly called and held for such purpose.